Valentis, Inc.

533 Airport Blvd., Suite 400

Burlingame, California 94010

April 24, 2007

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Valentis, Inc.
File No. 333-140443
Responses to Securities and Exchange Commission Staff comments made by letter dated
April 16, 2007

Ladies and Gentlemen:

Valentis, Inc. (“Valentis”), in connection with its filing of a Registration Statement on Form S-4 under the Securities Act (File No. 333-140443) (the “Registration Statement”), and Urigen N.A., Inc. (“Urigen”) hereby make the following responses, including the attached supplemental information, to the Securities and Exchange Commission (the “SEC”) Staff’s comments to Amendment No. 1 to the Registration Statement, filed with the SEC on March 30, 2007, made by letter dated April 16, 2007, which are keyed to correspond to the comments made in such letter.  For your ease of reference, each response is preceded by a reproduction of the corresponding comment, and each response contains references to the page numbers where the responsive information may be found in Amendment No. 2 to the Registration Statement (“Amendment Two”), if applicable.

General

1.                                       We note your response to our prior comment 3.  Since the listing issue remains to be determined, please update the disclosure in the document to reflect the latest development regarding continued listing.

Response:  We updated the disclosure in the document to reflect the latest development regarding Valentis’ continued listing on the Nasdaq Capital Market.  Please see the prospectus cover page and pages 1, 2, 8, 22, 43, 44, 80, 81, 146, 161, 190 and 206 of Amendment Two.

2.                                       We note your response to our prior comment 7 and reissue that comment.  We are not in receipt of an application pursuant to Rule 437 to dispense with the filing of the consent.  Please file Bio-IB, LLC’s consent as an exhibit to the registration statement.

Response:  Urigen has attempted on several occasions to obtain the consent of Bio-IB, LLC, but Bio-IB, LLC has refused to provide its written consent required by Section 7 of the Securities Act.  As a result, Valentis and Urigen will file an application pursuant to Rule 437 of the Securities Act to dispense with the filing of the consent of an expert, a copy of which has supplementally been provided to the staff.  In addition, the disclosure in the Registration Statement was previously revised to exclude the name of Bio-IB, LLC.  The report prepared by Bio-IB, LLC has been provided supplementally to the Staff, and pursuant to Rule 418 under the Securities Act and Rule 12b-4 under the Exchange Act, Valentis and Urigen have requested that the Staff return the report to Urigen when its review is completed.

Risks Related to Urigen, page 30

Urigen’s primary product candidate did not meet its primary endpoint in a Phase II clinical study.  Page 30

3.                                       Please revise this risk factor subheading to clarify that because Urigen did not meet its primary endpoint in the Phase II clinical study for its primary product candidate, Urigen is dependent upon incorporating appropriate protocol changes to the product candidate in order to achieve positive results in subsequent trials.

Response:  We revised the subheading of the risk factor to clarify that because Urigen did not meet its primary endpoint in the Phase II clinical study for its primary product candidate, Urigen is dependent upon incorporating appropriate protocol changes to the product candidate in order to achieve positive results in subsequent trials.  Please see page 31 of Amendment Two.

If Urigen is not successful in acquiring or licensing additional product candidates on acceptable terms . . . ., page 35

4.                                       We note your response to our prior comment 30 and were unable to locate the revised disclosure in this risk factor.  Please expand this risk factor to discuss the importance of acquiring or licensing additional product candidates to Urigen’s strategy.

Response:  We expanded this risk factor to discuss the importance of acquiring or licensing additional product candidates to Urigen’s strategy.  Please see pages 35 and 36 of Amendment Two.

If Urigen’s efforts to develop new product candidates do not succeed . . . ., page 36

5.                                       We note your response to our prior comment 31 and reissue the comment.  Please expand this risk factor to incorporate the development status of Urigen’s current products candidates, URG101, URG301 and URG302.  Your revised disclosure should state specifically where Urigen is with respect to the development of each product candidate.

Response:  We expanded this risk factor to incorporate the development status of Urigen’s current products candidates, URG101, URG301 and URG302 and to state specifically where Urigen is with respect to the development of each product candidate.  Please see pages 36 and 37 of Amendment Two.

Urigen’s auditors have issued a going concern opinion . . . ., page 36

6.                                       We note your response to our prior comment 35 and your revised disclosure that the going concern opinion has not affected Urigen’s ability to raise capital.  Please delete this statement.  It is inappropriate to provide mitigating disclosure in a risk factor.

Response:  We deleted the statement from the risk factor.  Please see page 40 of Amendment Two.

Urigen’s agreements with vendors and a business partner . . . ., page 43

7.                                       We note your response to our prior comment 41 and reissue the comment in part.  Please revise the risk factor to estimate the number of shares of Series B preferred stock that Urigen may be required to issue and how this may affect the number of shares Valentis is required to issue to Urigen stockholders in the merger.  In particular, please provide an estimate of the number of shares that may be issuable for the milestone fees.

Response:  Pursuant to the comment and our discussions with the Staff, we revised the risk factor to indicate that the amount of shares that may be issued pursuant to the agreements could be material and to indicate the impact of the issuance of such shares prior to and after the merger.  Please see page 45 of Amendment Two.

The Merger, page 54

Background of the Merger, page 54

8.                                       We note your response to our prior comment 43 and reissue that comment in part.  Some of the descriptions of the meetings are still vague.  Please revise to more specifically describe the information discussed at the meetings.  For example at the July 18, 2006 and August 4, 2006 meetings, what information regarding potential merger candidates was presented to the Valentis board?  What conclusions did the board make regarding the candidates against the criteria for selecting the best candidate?

Response:  We added disclosure to more specifically describe the information discussed and the conclusions made, if any, at Valentis’ board meetings.  Please see page 56 of Amendment Two.

9.                                       We note your response to our prior comment 47 and reissue that comment in part.  Please disclose when Valentis formally engaged B. Riley to render the fairness opinion.

Response:  We added disclosure stating when Valentis formally engaged B. Riley to render the fairness opinion.  Please see page 57 of Amendment Two.

10.                                 We note your response to our prior comment 48 and your disclosure with respect to the background of the merger from Urigen’s perspective.  Please expand this disclosure to explain why “pursuing an initial public offering in the United States was not deemed viable.”  Please also explain how the reverse merger with Valentis would “ameliorate the challenges confronting Urigen as a private company that could put the viability of the company at risk.”

Response:  We expanded this disclosure to explain why pursuing an initial public offering in the United States was not deemed viable to Urigen.  We also explained how the reverse merger with Valentis would ameliorate the challenges confronting Urigen as a private company that could put the viability of Urigen at risk.  Please see page 58 of Amendment Two.

Urigen’s Reasons for the Merger, page 61

11.                                 We note your response to our prior comment 56 and reissue that comment.  Please disclose the appropriate information required by Item 1015 of Regulation M-A regarding this valuation analysis performed by Bio-IB, LLC.

Response:  We respectfully submit that, to extent that we can, we have already disclosed the information required by Item 1015 of Regulation M-A regarding the valuation analysis for Urigen performed by Bio-IB, LLC and therefore have not made any additional changes to such disclosure in Amendment Two.  Please note, as discussed in response to comment 2 above, Bio-IB, LLC has refused to provide its written consent to the use of its name in the Registration Statement; therefore, in accordance with Section 7 of the Securities Act, we are unable to the include the name of Bio-IB, LLC in the disclosure.

Urigen’s Business, page 102

General

12.                                 We note your response to our prior comment 65 and your statement that you are supplementally providing supporting documentation for these statements.  We are not in receipt of any supplemental materials and therefore reissue this comment.  Please provide the supporting documentation in your next response.  The supporting documentation should be marked to indicate the text supporting the statements.

Response:  We included below each of the bullet points from the Staff’s prior comment 65 and provided individual responses to each bullet point.

•                  Presently, no approved products exist for treating CPP and/or urgency of bladder origin and those that have been approved for interstitial cystitis, a subset of CPP, are based on clinical studies which have shown the drugs to be marginally effective.

The disclosure was previously revised in accordance with the Staff’s comment to provide the source of the statement.  Please see page 104 of Amendment Two.  A marked, supplemental copy of the third party support has been provided to the Staff.

•                  The prevalence of CPP in North America is estimated to be 10.5 million, of which 3.8 million would experience severe enough symptoms to be classified as having interstitial cystitis, a subset of CPP.

The disclosure was previously revised in accordance with the Staff’s comment to provide the source of the statement.  Please see page 104 and 105 of Amendment Two.  A marked, supplemental copy of the third party support has been provided to the Staff.

•                  This estimate was calculated on a population-based study of over 1,000 female primary care patients reported that prevalence rates for patients experiencing urinary symptoms related to interstitial cystitis, pelvic pain and urgency/frequency may be significantly higher than previous estimates.

The disclosure was previously revised in accordance with the Staff’s comment to provide the source of the statement.  Please see page 105 of Amendment Two.  A marked, supplemental copy of the third party support has been provided to the Staff.

•                  Urigen estimates that the incidence of radiation cystitis in the United States is more than 34,000 cases per year.

The disclosure was previously revised in accordance with the Staff’s comment to indicate that the statement is based on Urigen’s beliefs and estimates.  Please see page 106 of Amendment Two.

•                  Currently, there are no approved or licensed treatments of these symptoms that are caused by pelvic irradiation.

The disclosure was previously revised in accordance with the Staff’s comment to provide the source of the statement.  Please see page 106 of Amendment Two.  The information is publicly available at the United States Food and Drug Administration website (www.fda.gov).

•                  Radiation cystitis is observed in 6-15% of patients receiving pelvic radiotherapy.  For prostate cancer this rate is higher and ranges from 25-30%, or about 1 out of 3-4 men treated.

The disclosure was previously revised in accordance with the Staff’s comment to indicate that the statement is based on Urigen’s beliefs and estimates.  Please see page 106 of Amendment Two.

•                  In a survey on sexual experience and dyspareunia, 24% of respondents stated that dyspareunia was “frequent” or “constant,” 47% reported that they had less frequent intercourse because of dyspareunia, and 33% reported that their dyspareunia had an adverse effect on their relationship with a sexual partner.

The disclosure was previously revised in accordance with the Staff’s comment to provide the source of the statement.  Please see page 107 of Amendment Two.  A marked, supplemental copy of the third party support has been provided to the Staff.

•                  There are no approved medications that treat dyspareunia.

The disclosure was previously revised in accordance with the Staff’s comment to provide the source of the statement.  Please see page 108 of Amendment Two.  The information is publicly available at the United States Food and Drug Administration website (www.fda.gov).

•                  Overactive bladder is a fairly common malady as approximately 17 million individuals in the United States and more than 100 million worldwide are afflicted.  Importantly, the condition worsens as people age with one in four women and one in ten men aged 65 or older presenting with the disease.

The disclosure was previously revised in accordance with the Staff’s comment to provide the source of the statement.  Please see page 108 of Amendment Two.  A marked, supplemental copy of the third party support has been provided to the Staff.

•                  In the five year period 2000 through 2004 sales of OAB drugs in the United States grew from $636 million to more than $13 billion.  Year over year percentage increases for this five year period were 40%, 25%, 18%, and 13%, respectively.

The disclosure was previously revised in accordance with the Staff’s comment to indicate that the statement is based on Urigen’s beliefs and estimates.  Please see page 108 of Amendment Two.

Potential Products, Technologies and Services, page 103

Clinical Trial Status, page 106

13.                                 We note your response to our prior comment 69 and your revised disclosure that “Several patients with radiation cystitis have been treated by Urigen’s scientific founder with URG101.”  Please expand your disclosure to describe where, when and how these treatments were performed.  Were these treatments conducted in clinical trials?  If so, what were the results?

Response:  We expanded our disclosure to describe where, when and how several patients with radiation cystitis were treated by Urigen’s scientific founder with URG101 and the results therefrom.  Please see page 107 of Amendment Two.

Urigen’s Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 119

14.                                 We have read your response to comment 77 and your revised disclosures.  Please explain to us the difference between the total spent to date disclosed in this section of

$1,398,843 ($1,373,653 plus $25,190) and the amount disclosed in the unaudited statement of operations of $1,365,108.

Response:  We revised the amounts shown in this section to make them consistent with those shown in the audited and unaudited statement of operations.  Please see page 123 of Amendment Two.

Unaudited Pro Forma Combined Condensed Consolidated Financial Statements, page 128.

15.                                 We have read your response to comment 79 and your revised disclosures.  The cost of the purchase in a reverse merger should be determined by the fair value of the legal acquirer’s stock.  Please revise your disclosure to clarify the purchase price.

Response:  In response to the Staff’s comment, we supplementally advise the staff that according to section 1A of the 2000 SEC Training Manual: Appendix B: Reverse Acquisitions, “the merger of a private operating company into a non-operating public shell corporation with nominal net assets typically results in the owners and management of the private company having actual or effective operating control of the combined company after the transaction, with shareholders of the former public shell continuing only as passive investors.  These transactions are considered by the Staff to be capital transactions in substance, rather than business combinations.  That is, the transaction is equivalent to the issuance of stock by the private company for the net monetary assets of the shell corporation, accompanied by a recapitalization.”  Per section IIA, “for accounting purposes, the acquiree is treated as the continuing reporting entity that acquired the registrant.”  Also, according to Chapter 12 of the Wiley 2007 GAAP Guide, “Consistent with the accounting imposed on other purchase business combinations, the cost of reverse acquisitions is measured at the fair value of the net assets acquired, or the value of consideration paid, if more apparent.  A special rule is that, if the fair value cannot be determined for the issuer’s stock, and the transaction is valued at the fair value of the issuer’s net assets, no goodwill is recognized in the transaction.  In addition, in the special case of a publicly held shell company and a privately held acquiree, the SEC has ruled that no goodwill can be recognized in any event.  In such instances, there is substantial doubt about the true existence of goodwill and unusual difficulty in valuing the transaction, and this prohibition is prudent under the circumstances.  We are viewing Valentis as a publicly held shell company at the time of closing of the transaction because it is currently expected to have approximately $500,000 of cash and no other material assets or liabilities at such time.  Thus, the fair value of the legal acquirer’s stock was not used to account for the transaction based on the above stated requirements that no goodwill be recognized.  Please see page 136 of Amendment Two regarding our view of Valentis’ shell company status.

16.                                 We have read your response to comment 80 and your revised disclosures.  Please explain to us how the weighted-average shares for Urigen were calculated.

Response:  We supplementally advise the Staff that we re-calculated Urigen’s weighted-average shares to account retroactively for Urigen’s 2-for-1 stock split.  Please also see our response to Comment #24 below.

17.                                 With regard to comment 81 we note that two members of Valentis’ board of directors will continue as directors of the merged company.  Accordingly, those expenses should not be eliminated in the pro forma information.  Please tell us if any employees of Valentis will be employees of the merged company or if any leases of Valentis will be retained and, if so, those expenses should not be eliminated in the pro forma information.  It would appear that the expenses related to being a public company should not be eliminated in the pro forma information as those expenses would not be reflected in Urigen’s operations.  It may be helpful to disaggregate Valentis’ historical G&A expenses in the notes and disclose for those expenses eliminated how elimination of those expenses is factually supportable.

Response:  We revised the disclosure to respond to the Staff’s comment.  Please see pages 133, 134 and 136 of Amendment Two.

Valentis’ Business, page 184

Company Overview, page 184

18.                                 We note your response to our prior comment 84 and your description of the agreements in relation to the sale or license of certain assets of Valentis and the resolution of its property leases.  To the extent you have not already done so, please include these agreements as exhibits to the registration statement, or provide us your analysis as to why each is not a material contract.

Response:  We have included the material agreements in relation to the sale or license of certain of Valentis’ assets as exhibits to the Registration Statement.  Please see the following references to the Exhibit Index on pages II-2 and II-4 of Amendment Two:

•                  Exhibit 2.6 (Technology Transfer Agreement, dated as of October 16, 2006, by and between Valentis and Genetronics, Inc.)

•                  Exhibit 2.7 (Technology Transfer Agreement, dated as of October 24, 2006, by and between Valentis and Vical Incorporated)

•                  Exhibit 2.8 (Asset Transfer Agreement, dated as of October 26, 2006, by and between Valentis and Biolitec, Inc.)

•                  Exhibit 2.9 (Asset Purchase Agreement, dated as of October 27, 2006, by and between Valentis and Juvaris Biotherapeutics, Inc.)

•                  Exhibit 2.10 (Asset Transfer Agreement, dated as of October 27, 2006, by and between Valentis and Juvaris Biotherapeutics, Inc.)

•                  Exhibit 2.11 (Asset Purchase Agreement, dated as of January 26, 2007, by and between Valentis and Medarex, Inc.)

•                  Exhibit 2.12 (Asset Transfer Agreement, dated as of August 7, 2006, by and between Valentis and Cobra Biologics Limited)

•                  Exhibit 10.34 (License Agreement, dated as of October 23, 2006, by and between Valentis and Vical Incorporated)

•                  Exhibit 10.35 (License Agreement, dated as of October 27, 2006, by and between Valentis and Juvaris Biotherapeutics, Inc.)

•                  Exhibit 10.36 (Agreement for Termination of Lease and Voluntary Surrender of Premises, dated as of October 30, 2006, by and between Valentis and ARE-819/863 Mitten Road, LLC)

•                  Exhibit 10.42 (Exclusive License Agreement, dated as of April 12, 2007, by and between Valentis and Acacia Patent Acquisition Corporation)

Valentis Consolidated Financial Statements for the Years Ended June 30, 2006, 2005 and 2004

6.  Other Acquired Technology, page F-17

19.                                 We have read your response to comment 94.  Please include the additional disclosures provided in the MD&A in the Subsequent Events footnote on page F-32.

Response:  We included the additional disclosures in note 8 to the notes to Valentis’ unaudited condensed consolidated financial statements.  Please see page F-33 of Amendment No. 2.

Valentis Condensed Consolidated Financial Statements for the Six Months Ended December 31, 2006 and 2005, page F-24

Condensed Consolidated Balance Sheets, page F-23

20.                                 In accordance with Rule 5-02.30 of Regulation S-X, for each class of common shares state, on the face of the balance sheet, the number of shares issued or outstanding.

Response:  We revised the balance sheet to state, for each class of Valentis’ common shares, the number of shares issued or outstanding.  Please see page F-23 of Amendment Two.

7.  Other Income and Expenses, Net, page F-31

21.                                 We have read your response to comment 95.  We are unable to locate the added disclosures in the notes or the MD&A.  Please revise your presentation to include this information or provide a page reference to us of where to find these disclosures.  Please note that if you decide to include this additional information in the MD&A, it also needs to be disclosed in the notes.

Response:  We included the additional disclosures in note 8 to the notes to Valentis’ unaudited condensed consolidated financial statements.  Please see pages F-31 and F-32 of Amendment No. 2.

Urigen Holdings Financial Statements

Unaudited Financial Statements, page F-49

Balance Sheets, page F-49

22.                                 Please disclose on the face of this statement the aggregate liquidation preferences of the “Series A convertible preferred stock” and the “Series B convertible preferred stock”.  Refer to paragraph 6 of SFAS 129.

Response:  We disclosed on the face of this statement the aggregate liquidation preferences of the Series A convertible preferred stock and the Series B convertible preferred stock.  Please see page F-50 of Amendment Two.

23.                                 Please include the material terms of the stock subscribed in the notes to financial statements.

Response:  We included the material terms of the stock subscribed in the notes to financial statements.  Please see page F-62 of Amendment Two.

5. Common Stock, page F-57

24.                                 We note your disclosure that you affected a two for one stock split in October 2006.  Please revise the financial statements to retroactively apply the effects of this stock split.  Revise this note to clearly indicate that this is the accounting treatment applied to this stock split.  This comment applies to all financial statement periods presented.  Refer to Topic 4C of the Staff Accounting Bulletins.

Response:  We revised the financial statements to retroactively apply the effects of Urigen’s 2-for-1 stock split, and we revised the note to clearly indicate that this is the accounting treatment applied to this stock split.  Please see page F-54 of Amendment Two.

Exhibits

25.                                 We note your statement at the end of the exhibit list that confidential treatment has been granted for portions of certain exhibits.  Please note that unless you have received an order granting confidential treatment for these exhibits, this statement is inappropriate.  If confidential treatment is pending, please revise the statement accordingly.

Response:  We revised the statement to provide that confidential treatment has been requested for portions of the noted exhibits.  Please see the revised footnote on page II-5 of Amendment Two.

If you have any questions regarding the responses set forth herein or require additional information, please do not hesitate to contact me at (650) 697-1900 or Robert C. Funsten, Valentis’ legal counsel, at (949) 725-4204.

Sincerely,

/s/ Benjamin F. McGraw, III
Benjamin F. McGraw, III
President and Chief Executive Officer